VEON Files its 2024 Annual Report on Form 20-F Dubai, April 25, 2025: VEON Ltd. (Nasdaq: VEON), a global digital operator (‘VEON’ or the ‘Company’), today announces that it has filed its Annual Report on Form 20-F for the year ended December 31, 2024 (the "2024 20-F") with the U.S. Securities and Exchange Commission at www.sec.gov. The filing follows the completion of the audit of the VEON Ltd. 2024 financial statements by the Company’s independent auditor UHY LLP according to Public Company Accounting Oversight Board standards. “The filing of our 2024 20-F reflects the progress we’ve made over the past year in fulfilling our commitment to transparency, operational discipline, and long-term value creation. We remain focused on executing our strategy and delivering sustainable growth for our stakeholders. I would like to thank UHY and VEON teams for the timely achievement of these milestones,” said Kaan Terzioglu, Group CEO of VEON. The 2024 20-F is also available on the Financial Results section of the Company's website www.veon.com. Shareholders may request a hard copy of the 2024 20-F, including VEON's audited financial statements for the year ended December 31, 2024, free of charge, by contacting VEON's Investor Relations Department at ir@veon.com. About VEON VEON is Nasdaq-listed digital operator that provides connectivity and digital services to nearly 160 million customers. Operating across six countries that are home to more than 7% of the world’s population, VEON is transforming lives through technology-driven services that empower individuals and drive economic growth. For more information, visit: https://www.veon.com. Disclaimer This release contains “forward-looking statements,” as the phrase is defined in Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. Forward-looking statements are not historical facts, and are inherently subject to risks and uncertainties, many of which VEON cannot predict with accuracy and some of which VEON might not anticipate. All statements contained in this press release that do not relate to matters of historical fact should be considered forward-looking statements, including, without limitation, statements relating to, among other things, the execution of VEON’s strategy. The forward-looking statements contained in this release speak only as of the date of this release. VEON does not undertake to publicly update, except as required by U.S. federal securities laws, any forward-looking statement to reflect events or circumstances after such dates or to reflect the occurrence of unanticipated events. Contact Information Hande Asik Group Director of Communications pr@veon.com